FOR IMMEDIATE RELEASE

                                                                 August 29, 2003
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and COO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3342-7500


            Advantest Issues Stock Option (Stock Acquisition Rights)

Tokyo -August 29, 2003 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today to issue stock acquisition rights for stock options pursuant to Article 280 Paragraphs 20 and 21 of the Commercial Code and a shareholders resolution at the 61st annual general meeting of shareholders under the terms set forth below.


1. Date of issuance                            August 29, 2003
2. Number of stock acquisition rights issued   60
3. Issuance price                              No consideration shall be paid.
4. Class and total number of shares            6,000 shares of Advantest
   underlying the stock acquisition rights     Corporation (each stock
                                               acquisition right shall be
                                               exercisable for 100 shares)
5.  Total subscription price to be paid upon   809,000 Yen (8,090 Yen per share)
    exercise of each stock acquisition right
6.  The total value of all shares (newly       48,540,000 Yen
    issued shares or treasury shares) issued
    or delivered upon the exercise of stock
    acquisition rights
7.  Exercise period of the stock acquisition   Between April 1, 2004 and
    rights                                     March 31, 2008
8.  The amount of the issuance price of the    4,045 Yen per share
    newly issued shares issued pursuant to
    the exercise of stock acquisition rights
    that will be incorporated into capital
9.  The number of employees receiving stock    Employees of the Company's
    acquisition rights                         overseas subsidiaries, totaling 3

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For Reference


(1)   The date of the meeting of the Board of Directors       May 20, 2003
      setting the date for the annual general meeting of
      shareholders
(2)   Date of the resolution made pursuant to the annual      June 27, 2003
      general meeting of shareholders


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